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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                            Nautica Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                                  63908910 1
                                (CUSIP Number)

                                 Harvey Sanders
                          c/c Nautica Enterprises, Inc.
                               40 West 57th Street
                            New York, New York 10019
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                Charles M. Modlin
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                               New York, New York
                                 (212) 735-8600
                                  July 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                     ------------------
CUSIP No. 857304100                          13D            Page 2 of 8 Pages
-----------------------                                     ------------------
                        [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Harvey Sanders
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------

          NUMBER OF            7   SOLE VOTING POWER
           SHARES
        BENEFICIALLY               3,398,440
          OWNED BY           ---------------------------------------------------
                               8   SHARED VOTING POWER
            EACH
                                   3,713,887*
          REPORTING          ---------------------------------------------------
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH
                                   3,398,440
                             ---------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,598,440*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

-----------------------                                     ------------------
CUSIP No. 857304100                          13D            Page 3 of 8 Pages
-----------------------                                     ------------------

                      [Repeat following page as necessary]

* (a) 2,103,940 SHARES OF COMMON STOCK WHICH MR. SANDERS OWNS DIRECTLY, (b) 1,200,000 SHARES WHICH ARE OWNED DIRECTLY BY THE HARVEY SANDERS GRANTOR RETAINED INCOME TRUST, AND (c) 409,947 SHARES OF WHICH ARE OWNED DIRECTLY BY DAVID CHU, WHICH SHARES ARE SUBJECT TO THE VOTING AGREEMENT INCORPORATED BY REFERENCE AS
EXHIBIT 1 TO THIS AMENDMENT NO. 5 TO SCHEDULE 13D. MR. SANDERS MAY DEEMED TO BENEFICIALLY OWN THE SHARES SUBJECT TO THE VOTING AGREEMENT. THE FILING OF THIS AMENDMENT NO. 5 TO SCHEDULE 13D SHALL NOT BE DEEMED AS AN ADMISSION THAT MR. SANDERS IS THE BENEFICIAL OWNER OF SUCH SHARES OF COMMON STOCK SUBJECT TO THE VOTING AGREEMENT OTHER THAN THE (a) 2,103,940 SHARES OF COMMON STOCK WHICH MR. SANDERS OWNS DIRECTLY AND (b) 1,200,000 SHARES OF WHICH ARE OWNED DIRECTLY BY THE HARVEY SANDERS GRANTOR RETAINED INCOME TRUST, WHICH SHARES ARE REPORTED AS BENEFICIALLY OWNED BY MR. SANDERS IN THIS AMENDMENT NO. 5 TO SCHEDULE 13D.

         ITEM 4. PURPOSE OF TRANSACTION.

         Reference is made to Item 6 of this Amendment No. 5 on Schedule 13D and the transactions disclosed therein. Except as set forth in Item 6 below, as of the date hereof, Mr. Sanders does not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Sanders reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

         ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Sanders beneficially owns 4,598,440 shares of Common Stock, 1,294,500 of which he has the right to acquire pursuant to existing stock options, 2,103,940 shares of which he owns directly and 1,200,000 shares of which are owned directly by the Harvey Sanders Grantor Retained Income Trust. There shares represent approximately 13.2% of the outstanding shares of Common Stock of the Company.

                  By virtue of the Voting Agreement (described in Item 6 below), Mr. Sanders may be deemed to beneficially own the shares of Common Stock which are subject to the Voting Agreement. The filing of this Amendment No. 5 to Schedule 13D shall not be construed as an admission that Mr. Sanders is the beneficial owner of such shares of Common Stock subject to the Voting Agreement which are owned by David Chu and Mr. Sanders disclaims beneficial ownership of the shares of Common Stock owned by David Chu and subject to the Voting Agreement. Except as


                               Page 4 of 8 Pages
                  otherwise described in this Amendment No. 5 to Schedule 13D, Mr. Sanders does not own or have any right to acquire, directly or indirectly, any shares of Common Stock.

         (b) Mr. Sanders has sole power to dispose of 3,398,440 shares of Common Stock and the sole power to vote such shares with respect to all matters, other than as described in Item 6 to this Amendment No. 5 to Schedule 13D.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by Mr. Sanders in the last 60 days.

         (d) Except as stated within this Item 5, only Mr. Sanders and the Harvey Sanders Grantor Retained Income Trust, as applicable, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Company reported by this statement.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 7, 2003, the Company, VF Corporation ("VF"), and Voyager Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of VF (the "Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which is incorporated by reference herein as Exhibit 2 to this Amendment No. 5 to Schedule 13D. The Merger Agreement provides, among other things, for the merger of the Merger Subsidiary with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). The Merger contemplates that all of the issued and outstanding shares of Common Stock of the Company (other than Common Stock held as treasury stock or owned by VF or any subsidiary of VF) will be converted into $17 per share of Common Stock, in cash. The Merger will become effective at such time as a certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger) (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and the Merger Subsidiary, all as provided under the General Corporation Law of the State of Delaware. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the stockholders of the Company. After the Merger, VF will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

         In connection with the Merger, Mr. Sanders, the Harvey Sanders Grantor Retained Income Trust and David Chu (each, a "Stockholder") have entered into a Voting Agreement with VF and the Merger Subsidiary dated as of July 7, 2003. The following description of the terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is incorporated herein by reference as Exhibit 99.1 to this Amendment No. 5 to Schedule 13D. Pursuant to the Voting Agreement, the Stockholders have agreed to vote their Scheduled Securities (as defined below) and any Additional Securities (as defined below) in favor of approval and adoption of the Merger Agreement.

         During the period (the "Agreement Period") beginning on July 7, 2003 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, each Stockholder has agreed to vote certain Shares of Common Stock specified on a schedule to the Voting Agreement (with respect to each such Stockholder, its "Scheduled Securities") and any other Shares of Common Stock such Stockholder is entitled to vote at the time of such vote ("Additional Securities") to approve and adopt the Merger Agreement, the Merger and all agreements



                               Page 5 of 8 Pages
related to the Merger that are specifically contemplated by the Merger Agreement and any actions directly and reasonably related thereto that are specifically contemplated by the Merger Agreement at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, the Merger, such agreements or such other actions, are submitted for the consideration and vote of the stockholders of the Company.

         In addition, during the Agreement Period, each Stockholder has agreed that it will not vote any of its Scheduled Securities or Additional Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any corporate action the consummation of which would either frustrate in any material respect the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

         During the Agreement Period, each Stockholder has irrevocably appointed VF as proxy for and on behalf of such Stockholder to vote (including, without limitation, the taking of action by written consent) such Stockholder's Scheduled Securities and Additional Securities, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated above.

         During the Agreement Period, each Stockholder has agreed that it will not, directly or indirectly, (i) solicit, initiate or knowingly take any action designed to facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement) or (ii) engage in negotiations or discussions with, or furnish any nonpublic information relating to the Company or any of its Subsidiaries (as defined in the Merger Agreement) or knowingly afford access to the properties, books or records of the Company or any of its Subsidiaries (other than such components of such businesses, properties or assets that are generally accessible to the public) to, any Third Party (as defined in the Merger Agreement) that to the knowledge of such Stockholder is seeking to make, or has made, an Acquisition Proposal. Each Stockholder has agreed to notify VF promptly (but in no event later than 48 hours) after receipt by such Stockholder in such capacity (or any of its advisors) of any Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries (other than such components of such businesses, properties or assets that are generally accessible to the public) by any Third Party that to the knowledge of such Stockholder is seeking to make, or has made, an Acquisition Proposal.

         Each Stockholder has agreed not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares of Common Stock owned by such Stockholder in connection with the Merger.

         Each Stockholder has agreed that if it sells, transfers, assigns, encumbers or otherwise disposes (each, a "Transfer") of any Scheduled Shares during the Agreement Period, such Stockholder shall require the transferee of such Scheduled Shares to execute and deliver to VF, Merger Subsidiary and the Company a voting agreement identical in form to the Voting Agreement except for the identity of the Stockholder prior to or concurrent with the consummation of such Transfer.

         The Voting Agreement will terminate, and the proxy granted therein will cease to be irrevocable, upon the expiration of the Agreement Period.

         Except for the agreements described above or in response to Item 4 of this Amendment No. 5 to Schedule 13D, which is hereby incorporated herein by reference, to the best knowledge of Mr. Sanders there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sanders, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of



                               Page 6 of 8 Pages
any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Voting Agreement dated as of July 7, 2003 among VF
                           Corporation, Voyager Acquisition Corporation, Harvey
                           Sanders, the Harvey Sanders Grantor Retained Income
                           Trust and David Chu (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on July 8, 2003 by Nautica Enterprises, Inc.).

         Exhibit 2         Agreement and Plan of Merger dated a of July 7,
                           2003 among Nautica Enterprises, Inc., VF Corporation and Voyager Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 8, 2003 by Nautica
                           Enterprises, Inc.).



                               Page 7 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2003



                                                       /s/ Harvey Sanders
                                                       ---------------------
                                                       Harvey Sanders


                               Page 8 of 8 Pages